Exhibit 99.2

CELYAD ONCOLOGY S.A

Société anonyme

Rue Edouard Belin, 2, 1435 Mont-Saint-Guibert

0891.118.115 (RPM Brabant Wallon)

www.celyad.com

info@celyad.com

(the « Company » or «Celyad»)

SPECIAL REPORT OF THE BOARD OF DIRECTORS TO THE GENERAL SHAREHOLDERS’ MEETING IN ACCORDANCE WITH ARTICLE 7:228 OF THE BELGIAN COMPANIES AND ASSOCIATIONS CODE1

Ladies and Gentlemen, Shareholders,

The Board of Directors has established on the basis of the statutory annual accounts closed on 31 December 2022 that the financial situation of the Company is the following:

EUR
Share capital	78.584.225
Share premium	13.653.439
Loss carried forward	-69.082.863
Total assets	34.483.569
Debts	-11.328.768
Net assets / Net liability	23.154.801

In view of the losses already incurred and booked as per 31 December 2022 the net assets of the Company fell below fifty percent of the share capital (subscribed) of the Company, triggering the application of the alarm bell procedure pursuant to article 7:228 of the Belgian Companies and Associations Code.

In accordance with article 7:228 of the Belgian Companies and Associations Code, the Board of Directors must call a general shareholders’ meeting to be held within two months after the loss has been or, in accordance with the laws and statutory provisions, should have been established, in order to resolve on the dissolution of the Company or on the measures to safeguard the continuity of the Company.

To that effect the Board of Directors must deliver a special report to the general shareholders’ meeting, who then, by general majority, has to confer and decide on the dissolution of the Company or on any other measures to safeguard the continuity of the Company as announced on the agenda.

1. Origin of the losses incurred

The losses incurred are mainly coming from the clinical and preclinical activities in the Oncology field within 2022.

On top of these operational losses Celyad took an exceptional non-cash impairment of €20.5 million on a statutory basis, which had triggered the application of the article 7:228.

[1]	Unofficial English translation – For convenience purposes only

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This impairment comes as a result of the Company’s strategic shift in focus away from clinical development and the early stage nature of the implementation of the Celyad 2.0 strategy: shifting from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its intellectual property (IP) portfolio through partnerships, collaborations and license agreements. As, to date, no effective sublicence contract nor collaboration contract was concluded, some uncertainty exists on the timing and amount of the deal flow and associated short, medium and long term revenues.

Given this uncertainty, and per accounting standards, the Company had to recognize a full impairment loss on the remaining value of goodwill, In Process Research and Development, and Horizon Discovery’s shRNA platform, resulting in a non-cash impairment of €20.5 million on a statutory basis for the financial year ended December 31, 2022.

2. Evaluation of the situation

The impairment accounting conclusion, which reflects the Company’s financial situation as of 31 December 2022, does not affect the Company’s commitment to continue the potential monetization of the Company’s IP.

The year 2022 has been a crossroad year for Celyad Oncology, with important changes and turning points. The Board of Directors strongly believes those changes strengthened the Company’s position by refocusing its research efforts, and this, together with its prior accomplishments, could create value for the Company. Having dealt with the 2022 challenges, Celyad has now positively reinvented itself as a leaner, more agile organization. The Company believes that it is well prepared and has the relevant unique assets and know-how to create significant shareholder value in the next few years.

As of 31 December 2022, the Company had cash and cash equivalents of €12.4 million ($13.3 million).

The Company projects that its existing cash and cash equivalents should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023, which should allow for sufficient time to take the needed measures to allow for the continuity of the operations.

3. Proposed measures

In view of the above considerations, the Board of Directors proposes to the special general shareholders’ meeting to continue the activities of the Company and not to initiate any dissolution and liquidation of the Company.

The following measures have been and are still currently taken to redress the situation and ensure the Company’s continuity :

(1) Recent cost reductions and lighter organization with lower cash burn

In the first months of 2022 the Board of Directors decided to reshape the strategy of the Company, to focus on its core assets, its world class research unit and intellectual property. A re-organization plan was put in place in June 2022.

The Company executed an in-depth organizational transformation in the second half of the year 2022:

•	A hiring freeze was implemented as of March 2022;

•

Significant cost cutting and cost saving initiatives have been implemented in order to strictly allocate the resources of the Company to the activities and programs that could potentially bring maximum value to shareholders. To that end, Celyad discontinued non-strategic R&D programs and opted not to begin any new clinical trial development;

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•	26 employees and four contractors were transferred in October to Cellistic™ (a division of Ncardia) following the acquisition of Celyad’s Cell Therapy Manufacturing Unit (CTMU) by Ncardia Belgium SA;

•

Effective 9 January 2023, the clinical team (eight employees) joined the organization of ProPharma Group Holdings LLC, a global reputed CRO with whom Celyad has simultaneously entered into a service agreement for support relating to the closing of its clinical trials. The clinical trials remain under the Company’s responsibility as sponsor while the clinical workforce has been transferred to said partner to secure a seamless closing of the clinical studies, preserving the best interests of the patients and investigational sites; and

•	The Company also sold several assets (e.g. equipment & refurbishment for 1,3Mi€ in order to relocate to a nearby facility, better suited and less expensive to the Company’s future needs).

All initiatives undertaken by the Company since spring 2022 have created a projected cash burn reduction with a close monitoring of the expenses. Starting in 2023, Celyad Oncology will now entirely focus on its new business strategy, moving forward with an adapted organization and, it believes, the right headcount to successfully deliver on it.

(2)	Focus on Celyad 2.0 core strategy

Since late 2022, the Company has implemented a differentiated and innovative strategy, increasing its R&D efforts on areas of expertise where it believes it can leverage the differentiated nature of its platform technology and continue to bolster its intellectual property (IP) estate.

In addition, the Company will continue to explore options to tackle the major current limitations of CAR T-cell therapies through development of its dual targeting CARs with NKG2D capabilities, B7-H6 targeting immunotherapies and multiplexing approach of short hairpin RNAs (shRNAs).

These core assets should allow the Company to be well positioned in future to enter into collaborations, strategic alliances and partnerships, or licensing arrangements with third parties.

(3)	Ongoing refinancing initiatives

The Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources.

The Company engaged Van Lanschot Kempen N.V. to evaluate several financing options and trust it will have a solution for refinancing of the Company in the coming months.

4.	Conclusion

In the light of the above, the Board of Directors is therefore of the opinion that it is appropriate to propose to the general shareholders’ meeting the continuation of the activities of the Company.

Thus, the Board of Directors proposes the general shareholders’ meeting to vote for the continuity of the Company.

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Pursuant to Article 7:228 of the Belgian Companies and Associations Code, this report will be mentioned in the agenda of the ordinary general meeting of the Company.

Mont-Saint-Guibert, 23 March 2023

In the name of the Board of Directors

/s/ Hilde Windels	/s/ Michel Lussier
Hilde Windels, Chair of the Board of Directors	MEL Management* , Director *represented by its permanent representant Michel Lussier,

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